October 28, 2005                                              By Fax.
                                                              -------

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re: Polyair Inter Pack Inc
     Form 20-F for the year ended October 31, 2004
     File No. 0-29528.

Dear Mr. Cash:

Further to your letter of October 13, 2005 we respond as follows:

Form 20-F for the year ended October 31, 2004

1. Note 14 - Related Party Transactions

1. "We note your response to comment 1 from our letter dated August 23, 2005 and the following additional comments":

1 (a). SEC comment: "Your response states that under the put/call agreement the purchaser "is responsible for all environmental remediation obligations in excess of US$300,000" and that the purchaser may reduce the principal of "the VTB by up to US$0.3 million for future environmental remediation costs that it incurs". However, based on the disclosures in your Form 20F and a review of the put/call agreement that you filed as Exhibit 4.2 to your Form 20-F, it appears that the purchaser has the right to offset against the Canadian $500,000VTB Note both the minimum credit of US$300,000 and any additional amount in excess of US$300,000 that the purchaser may spend on environmental remediation of the property. Refer to Schedules A-1 and D-1 to the put/call agreement. It therefore appears that the upper limit for your environmental remediation liability under the put/call agreement is the total principal amount of the Note itself. Please advise. If true, please revise future filings to clarify that the entire principal amount of the VTB Note may be offset against future environmental remediation costs that the purchaser incurs."

       Company response: We have reviewed the put/call agreement and Schedules A-1 and D-1 with counsel that prepared these documents and confirmed that the purchaser is responsible for the first US$300,000 of environmental remediation costs without any right of offset against the VTB Note. The purchaser does, however, have the right, under the terms of the VTB Note, to offset any costs it incurs in excess of US$300,000 up to the full amount of the Canadian $0.5 million principal owed. Accordingly, based on this subsequent clarification from our legal counsel, our response of September 7, 2005 inadvertently mis-stated the purchaser's potential right of offset as being a maximum of Cdn$0.36 million against the Cdn $0.5 million VTB note. We agree with your comment that the upper limit for our environmental remediation liability under the put/call agreement is actually the total Cdn $0.5 million principal amount of the Note itself. We believe this is appropriately reflected in Note 14 to the October 31, 2004 consolidated financial statements and apologize for inadvertenly having confused the issue with our first response of August 26, 2004.

1 (b). SEC comment: "If applicable, given the above, please revise your response as to how you intend to account for this leaseback under US GAAP."

       Company response: Management maintains its opinion expressed in our prior letter that the Company does not have "continuing involvement" as contemplated by paragraphs 10-12 of SFAS 98. Accordingly, management intends to account for the transaction in accordance with FAS 66 paragraph 25, which requires reducing the gain by the potential offset (Cdn. $500,000) that the purchaser can claim for remediation costs. The gain recognized will be deferred and amortized over the term of the lease in accordance with SFAS 98.

1 (c). SEC Comment: "We note that your lenders have not yet consented to the conveyance of this property under the put/call agreement, and management does not expect that they will approve the conveyance in the near term. In future filings, please expand your disclosures to address your potential environmental remediation obligations if your lenders do not approve the conveyance of this property."

       Company response: We will comply with your request.

If you wish to discuss any aspects of our response or require further clarification you may reach me at the address below.

Yours truly,



Victor D'Souza, CA
Chief Financial Officer.
Polyair Inter Pack Inc.
Tel: 416-569-7500
Email: victor@polyair.com.
Fax: 416-740-7356